
argo
The Web3 Streaming Platform
Powered By Creators And Fans
NILE
Olla
DRIFTING
THE PROCEDURE
CONFIESO

INVEST IN **ARGO**

Reimagining the creator economy

LEAD INVESTOR



Mike Lousteau | I2BF Global Ventures

We are innovators and believers in the future of content, and we are impressed with Argo's vision for a Web3 platform that honors content, creators and consumers. The Argo team has built businesses before and has deep insight into content and social businesses, as well as the industry nuts-and-bolts that this project requires to be successful.

Invested $620,000 this round

argo.la Los Angeles CA

Highlights

1. ⭐ YCombinator Winter 2022 batch with $4M raised

2. 🔥 Year one Beta: 100K active users

3. ⚡ 70% month 3 paid subscriber retention rate

4. 💥 100M+ fan audience via pipeline partnerships

5. 💻 Innovative engineering team with $9M+ in NFT traded value

6. 🏆 Emmy Award-winning creative team

7. 🚀 Previous experience: Bumble (IPO), FuboTV (IPO)

Our Team



Arcadiy Golubovich CEO

Serial entrepreneur. Sold first company at 25. Seed investor in FuboTV (IPO'd), Prizeo ($100M exit), & Boxee (acquired by Samsung). YCombinator 2022 graduate. I was frustrated with the lack of tools and communities to support creators.

I was frustrated with the lack of tools and communities to support creators. The mission of Agro was to create a social ecosystem for a better streaming experience. We started with film and TV, but quickly recognized that there are brands, musicians, artists, influencers and vloggers that were looking for similar solutions.



Igor Kishik CTO

Extensive experience building specialized products and engineering teams across FinTech, Media & web3. Led development of 4 NFT collections generating $9M+ of traded value.



Alexandra Williamson Co-founder



Community builder & tech trailblazer. Bumble founding team member & former Chief Brand Officer, helping grow the company from 0 to 50 million users. Former CEO of venture-backed Asteya (digital insurance for gig workers).



Michael Y Chow Co-Founder

Creative strategist & entrepreneur. Co-Founder of XRM Media, Co-Founder of MNM Creative. 2x Nominee and 1x Winner of the Emmy Award. Peabody Award, Webby Award & Telly Award Winner.



Melissa McQueen Head of Talent

Decade long career leading the Talent Division at The Kim Dawson Agency - the largest full service talent agency in the Southwest



Kathrin Leuchtenburg Chief Financial Officer

Global finance whiz. Former marketing Controller at L'Oreal, Finance Manager at Selfridges, and Investor Relations Associate at BRF. Hult Business School MBA.

This is your chance to invest in to the community changing the way people watch, share and discover entertainment.

PROBLEM

THE CURRENT MONETIZATION MODEL BASED ON ALGORITHMS AND ADVERTISING IS HURTING THE INDUSTRY AND THE USERS



The Information

OPINION

ENTERTAINMENT MEDIA/TELECOM

The Streaming Business Model Is Hitting Its Half-Life

By Andrew A. Rosen | March 27, 2023 9:00 AM PDT

Photo: Art by Clark Miller.

There is a big question lurking in the background of the media business's ongoing production budget cuts, layoffs and general sense of struggle: What if the entertainment we love simply can't survive anymore—and what if it's streaming's fault?



INSIDER

Subscribe

Premium TECH

Influencers of the world, it's time to fight back against your social media overlords

to start seeing themselves as workers

r treatment.

WE BELIVE CREATORS SHOULD OWN THEIR SUCCESS

SOLUTION

ARGO IS THE FIRST OF ITS KIND WEB3 STREAMING PLATFORM FOR BUILDING ENGAGED COMMUNITIES

Where brands and entertainers can

- Collaborate and grow together
- Own majority of the revenue
- And have direct communication with their users


9:41
FUNOFF | 9GAG
9GAG
Following
Buy Pass
GALLERY
COMMUNITY
Creators
Andrew Schulz
Eliza Shlesinger
Dave Chappelle
Louis CK
Latest Video
9:41
Iliza Shlesinger: Hot Forever
Comedy
Stand Up
Special
Iliza
TRAILER
9GAG
Follow
VIDEOS LIKE THIS
PLAYLISTS
Film title
Film title
Film title

Download on the App Store GET IT ON Google Play Available on Roku Channel Store Download on Apple TV

PERMISSIONLESS

ARGO IS A CIRCULAR ECONOMY WHERE EVERYONE WINS

All users, creators, influencers and brands can earn revenue share from each other's communities and content simply by sharing content they love.


COMMUNITY
CREATOR
REVENUE SHARE
INFLUENCER
BRANDS

WE BUILD COMMUNITY LIKE A SOCIAL NETWORK AND MONETISE LIKE A STREAMING PLATFORM


argo

BUILDING A BETTER INTERNET

Blockchain and Web3 create a two way value exchange system with more accountability and transparency. Which means users and creators have more control and opportunity.


argo
lutionizing Film Distribution


Movie making is about
to change forever
TikTok
@teamgaryvee

HOW DO WE DO IT?

Argo Channels enable collaboration and monetisation like never before! Brands, entertainers, creators, influencers can bring their fans together for a better experience. Monetizing communities and content through subscriptions, pay-per-view, digital items and more.


CHANNEL
ARGO SUBSCRIPTION • SINGLE CHANNEL SUBSCRIPTION
sundance
institute
CREATORS

DAVID NESSL | ALEXANDER LEWIS | ELLEN EVANS | MORGAN BUSHE | BEN PETRIE

PAY-PER-VIEW • DIGITAL PRODUCTS • MERCHANDISE

UNIQUE ON THE MARKET

Argo is a unique platform on the market. We are the only platform for creators to collaborate with brands and monetize their content through subscription bundles and ecommerce.

	💩 Youtube	🚀 Argo	🤖 Netflix
Reach	Have to pay or fit the algorithm to reach fans	**Direct communication with fans, instant feedback, instant reward**	No data to creators, no connection, unable to build a community
Revenue	Depends on the algorithm and advertisers	**Sustainable revenue and efficient growth through collaboration**	Work for hire
IP & Ownership	No ownership, no security	**Own your IP, your audience and your success**	No IP ownership No creator backend

INVEST IN ARGO TO UNLOCK CREATOR'S FULL POTENTIAL

ADDRESSABLE MARKETS

YOUTUBE CREATORS: MRBEAST, ANDREW SCHULZ, BADABUN, SONGS FOR LITTLES, BINGING WITH BABISH

ENTERTAINMENT BRANDS: 9GAG, GAIA, WWE, LIVE NATION, CRYPTV


CONSUMER BRANDS
SUPER PLASTIC
SUPERPLASTIC
FAZE CLAN
LTK HQ
COACHELLA
C3 PRESENTS

A UNIT ECONOMICS THAT WORKS

An engaged user that has ownership or a deeper connection to the brand or entertainer is 25x more valuable than a passive follower.


ENGAGED USER
PASSIVE FOLLOWERS

WEB3 POWERED BY CREATORS AND FANS

Built on Blockchain, Argo collects more data than a traditional media platform and can operate across platforms, which creates a larger TAM. The number of

OTT Video users is expected to amount to 4.22bn users by 2027.


CREATOR ECONOMY
$104B
($1T EST. @ ↑ 48% YOY
CREATOR GROWTH RATE
WEB3
YUGALABS
argo
YouTube
VIDEO STREAMING
$10B
($82B BY 2030
@ ↑ 44% CAGR)
$473B
($2T BY 2029
@ ↑ 20% CAGR)
polygon
OpenSea
NETFLIX
hulu

WEB3 IS REMAKING THE RELATIONSHIP BETWEEN THE CREATOR AND COMMUNITY



FAZE CLAN CEO

Argo is spearheading the new culture of empowering brands and creators to have a direct relationship with their communities and digital assets ownership.


argo
Web3 for Creators
Watch later
Share
THAT
RELATIONSHIP.
Watch on YouTube

THE FUTURE AIN'T WHAT IT USED TO BE

YOGI BERRA



THE CREATOR CONTENT IS GROWING IN VALUE:

> *"The Interactive Advertising Bureau says consumers are now spending more time with creator content than with the professionally produced "Hollywood" stuff. Advertiser spending on creator content is growing twice as fast as spending on premium TV. YouTube creators and smaller streamers realize that streaming is an insufficient value proposition on its own. Users want to be understood and engaged."*
>
> *Andrew Rosen (author of Medium Shift)*

INVESTORS



We are thrilled for I2BF to be Argo's lead investor. We have a track record of working with companies that scale and Argo is poised to do just that.

Mike Lousteau - Senior Partner @ I2BF



Argo completing YC marks an exciting chapter for the company and I'm excited to be invested in a platform that has the potential to make an enormous impact by empowering creators and fans with Web3 technology.

Kevin Lin - Investor / Co-founder @ Twitch

CREATORS LOVE ARGO



Inspiring, educating and enjoying oneself by means of watching short films, is silver. A platform on which creator and audience are connected by supporting them, is gold.

Dorith Mous - Writer/Director/Producer @ Lennox on the Run



My team and I could not have asked for a better platform for our films. With robust search tools, a beautiful eye-catching UI that's easy to navigate, and thoughtfully curated playlists, it's beyond clear that Argo is the premiere choice for short film lovers and cinephiles alike!

Denzel Whitaker - Actor | Filmmaker @ BLACKMOUF

FAQ

How do creators monetize on Argo?

- By distributing video content under Argo bundle subscription.
- Starting their own channel with their own subscription, where they can invite other creators to distribute content together.
- By selling pay-per-view videos.
- Or by selling digital products like tickets, NFTs.

What's web3 about Argo?

- Argo uses a utility token that enables us to monetize content more efficiently and collect more data across more platforms,
- Argo allows creators to easily distribute their digital content on blockchain.
- Which also creates more transparency for creators.

Why would creators spend more time curating and posting content on another platform?

- Argo allows creators to monetize their content more efficiently.
- SVOD revenue is more stable than advertising.
- On Argo creators own their audience and have direct communication with their fans.
- Argo channels are the easiest way to collaborate with other creators.
- On Argo you will never be a victim of an algorithm.

What's the difference from Patreon?

Everything!

- **Start earning instantly** - distribute your content with the Argo overall subscription and earn on per view bases.
- **Collaboration** - start your own channel and invite other creators to post together. Everyone earns on per-view bases.
- **Fan rewards program** - users and influencers can share your content and

earn a 10% revenue share from new subscriptions and views they generate (organic network effect).

- **Own your fans** - you own your fan relationships and can always communicate with them directly.

Also Argo is:

- **Available on big screen** - Roku and soon on Apple TV
- **Innovative Pay-per-view:** set your own price, geofencing and royalties for an individual video or a playlist (great for premiers)
- **And has better discovery** - AI recommendation system on top of friend's recommendations.

JOIN THE RISING TIED

Downloads: Argo Investor Deck